Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

COMMERCIAL PRODUCTION DECLARED AT
RICHMONT’S W ZONE GOLD PROJECT

MONTREAL, Quebec, Canada, October 17, 2013 – Richmont Mines Inc. (TSX – NYSE MKT: RIC), (“Richmont” or the “Corporation”) is pleased to announce that the W Zone Gold Project (“W Zone” or “W Zone Mine”) has successfully completed the three month pre-production phase and that commercial production was declared on October 1, 2013. W Zone is expected to produce an estimated 3,000 ounces of commercial gold production for the Corporation during the fourth quarter of 2013, and a projected 12,000 ounces of commercial gold production in 2014.

The W Zone Mine is an underground operation accessed via a ramp on the Corporation’s Beaufor Mine property, 25 km northeast of Val-d’Or, Quebec. Ore from the mine is trucked approximately 50 km to the Corporation’s Camflo Mill in Malartic, Quebec. As of December 31, 2012, the W Zone Mine had Probable Reserves of 132,251 tonnes grading 7.21 g/t, for 30,680 ounces of gold, Indicated Resources of 107,511 tonnes grading 6.76 g/t, for 23,377 ounces of gold, and an additional 5,589 tonnes of Inferred resources grading 7.95 g/t, for 1,429 ounces of gold.

Paul Carmel, President and CEO of Richmont commented: “We are very pleased to announce that the W Zone Mine has been transitioned into our producing asset portfolio, and that our capital investment over the past several years will now begin to generate cash flow for the Corporation. The additional 5,000 tonnes per month from this asset will translate into efficiency improvements and lower unit cost levels at our Camflo Mill, which is currently operating at full capacity with material from our Beaufor, W Zone and Monique operations.”

About Richmont Mines Inc.
Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine, Monique Mine and the W Zone Mine in Quebec. The Corporation is also advancing the Island Gold Deep project beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

COMMERCIAL PRODUCTION DECLARED AT RICHMONT’S W ZONE GOLD PROJECT
October 17, 2013

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Raynald Vincent, Eng. M.G.P., Chief Exploration Projects, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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